citibank®

Depositary Receipts
111 Wall Street, 20th Floor,
Zone 7, New York, NY 10005
Tel: (212) 657-1853
Fax: (212) 825-5398
e-mail: rhonda.c.lee@citigroup.com
Rhonda Lee
Vice President

July 20, 2004

Securities & Exchange Commission
Division of International Corporate Finance
Room 3094 (3-G)
450 Fifth Street, NW
Washington, DC 20549

Re: Exemption No. 82-3296

To Whom It May Concern,

We have been directed by China Steel Corporation (the "Company") to arrange the mailing of all documents that are published in Taiwan, the Republic of China, and remit the attached material to you, pursuant to the Company's exemption from registration under the Securities Act of 1934 (the "Exchange Act"). This mailing service is not a legal service from Citibank N.A.

Attachment:

- Updated Forecasted Financial Statements for the Year Ending December 31, 2004
- Announcing the important resolutions made by the 2004 Annual General Meeting of Shareholders

Sincerely,

Rhonda C. Lee
Vice President, Account Management
Citigroup® Global Transaction Services
Citibank® Depositary Receipt Services

China Steel Corporation Announcement

June 17, 2004

Subject: Announcing the important resolutions made by the 2004 Annual General Meeting of Shareholders

I. Observance of the Article 2 Item 18 of "The Procedure for Verifying and Handling Important Information Disclosure by Publicly Listed Companies".

II. On June 17, 2004, the 2004 Annual General Meeting of Shareholders has made the following important resolutions:

1. Approved 2003 Operation Report and Financial Statements

2. Approved the proposal for distribution of 2003 profits:

The Company's 2003 after-tax profit totaled NT$ 36,979,213,812.75. After adding prior years' undistributed earnings of NT$ 260,759,871.4 and after subtracting the loss from transferring treasury stocks to employees NT$ 14,862,372 and the impact from the change in long term equity investment shareholding percentage of NT$59,863,375, the total amount of earnings available for distribution comes to NT$37,165,247,937.15, which we plan to distribute as follows, in accordance with the provisions of Article 6 of the Company's Articles of Incorporation:

(1) Transfer to statutory capital surplus: NT$ 3,685,308,069.
(2) Provision for special capital surplus: NT$ 28,650,723.
(3) Compensation for the Board of Directors and the Board of Supervisors: NT$ 98,526,260, to be distributed entirely in cash.
(4) Employee bonus distribution: NT$ 985,262,660, to be distributed entirely in stock.
(5) Special stock dividend appropriation: cash dividend of NT$ 3 per share and stock dividend of NT$0.35 per share for a combined total of NT $ 160,002,700.
(6) Common stock bonus appropriation: cash dividend of NT $ 3 per share and stock dividend of NT$ 0.35 per share for a combined total of NT$ 31,665,164,006.
(7) Undistributed earnings: NT$ 542,333,519.15.

3. Approved the capitalization of 2003 dividends sharing: appropriation of NT$ 4,310,280,070 from earnings available for distribution in 2003 toward an increase in equity capital with the issuance of 431,028,007 common shares.

4. Approved the revisions to the company's Articles of Incorporation.

5. Approved the revisions to the Rules Governing the Conduct of Shareholders Meetings.

6. Approved the revisions to the Company's Rules for the Election of Directors and Supervisors.

7. Approved the revisions to the Procedures for the Handing of Acquisition or Disposal of Assets.

8. Election of the company's directors and supervisors:

Directors:

W. Y. Lin	Representing Ministry of Economic Affairs, R.O.C.
J. Y. Chen	Representing Ministry of Economic Affairs, R.O.C.
F. S. Wu	Representing Ministry of Economic Affairs, R.O.C.
Chu Chen	Representing Bureau of Labor Insurance
Y. C. Chen	Representing Chiun Yu Investment Corp.
C. I. Weng	Representing Gau Ruei Investment Corp.
I. Y. Lu	Representing Ever Wealthy Investment Corporation
C. P. Wu	Representing China Steel Labor Union
T. H. Chen	Representing Yieh Loong Enterprise Co.,Ltd.
P. Y. Liang	Representing Hsing Loong Investment & Development Co. Ltd.
H. C. Chen	Representing TS Investment Development Inc.

Supervisors:

C. C. Huang	Representing Ministry of Economic Affairs, R.O.C.
W. P. Gu	Representing Ministry of Economic Affairs, R.O.C.
Benny T. Hu	Representing Kuei Yui Industrial Corporation

China Steel Corporation

Y. C. Chen
Executive Vice President

China Steel Corporation

Updated Forecasted Financial Statements for the Year Ending December 31, 2004

slation of Financial Statements Originally Issued in Chinese

EL CORPORATION

'ORECASTED BALANCE SHEET
IPARATIVE HISTORICAL DATA)
ds of New Taiwan Dollars, Except Par Value)

	Forecast December 31, 2004 Updated Amount	%	Forecast December 31, 2004 Original Amount	%	Historical Data December 31, 2003 Amount	%	Historical Data December 31, 2002 Amount	%
\SSETS								
cash equivalents	$ 1,471,617	1	$ 2,022,616	1	$ 3,862,720	2	$ 3,068,966	1
n investments	44,000,000	19	30,000,000	15	38,829,092	18	19,751,336	10
eivable	947,571	1	438,103	-	487,926	-	378,442	-
receivable	1,895,143	1	1,849,944	1	1,050,742	-	1,642,077	1
eivable	473,786	-	383,168	-	150,641	-	114,039	-
es	18,271,124	8	16,780,082	8	19,232,762	9	15,468,476	8
income tax assets	234,548	-	48,349	-	84,548	-	70,366	-
ime deposits	4,250,000	2	6,100,000	3	4,900,000	2	6,900,000	4
	395,762	-	415,791	-	442,285	-	187,703	-
al current assets	71,939,551	32	58,038,053	28	69,040,716	31	47,581,405	24
M INVESTMENTS								
m stock investments								
uity method	38,259,726	17	35,478,678	17	37,012,558	17	31,473,197	16
st method	8,180,835	4	7,168,571	3	7,360,237	3	3,938,258	2
tal long-term stock investment	46,440,561	21	42,647,249	20	44,372,795	20	35,411,455	18
	224,536	-	217,919	-	185,411	-	120,831	-
tal long-term investments	46,665,097	21	42,865,168	20	44,558,206	20	35,532,286	18
ES								
	7,146,632	3	7,146,632	3	7,146,632	3	7,146,632	4
nprovements	4,316,764	2	4,316,764	2	4,316,764	2	4,316,764	2
gs and improvements	36,580,855	16	36,600,498	17	36,376,643	17	35,814,229	18
ery and equipment	216,161,276	95	219,075,792	104	212,614,464	96	207,628,941	106
rtation equipment	1,627,223	1	1,752,678	1	1,529,531	1	1,596,970	1
aneous equipment	3,025,804	1	2,978,238	2	2,987,294	1	2,826,054	2
st	268,858,554	118	271,870,602	129	264,971,328	120	259,329,590	133
ation	18,148,427	8	18,346,007	9	18,178,427	9	18,403,007	9
st and appreciation	287,006,981	126	290,216,609	138	283,149,755	129	277,732,597	142
Accumulated depreciation	194,132,205	85	196,460,214	94	185,173,739	84	177,076,769	90
	92,874,776	41	93,756,395	44	97,976,016	45	100,655,828	52
ctions in progress	12,666,426	5	11,917,842	6	4,741,252	2	6,815,268	3
t properties	105,541,202	46	105,674,237	50	102,717,268	47	107,471,096	55
SSETS								
ssets	3,041,422	1	3,630,127	2	3,759,210	2	3,888,461	2
able deposits	46,414	-	84,434	-	46,414	-	84,434	-
ed assets-pledged time deposits	31,694	-	31,396	-	31,694	-	31,396	-
ainly deferred repair costs	194,530	-	208,199	-	517,211	-	853,255	1
tal other assets	3,314,060	1	3,954,156	2	4,354,529	2	4,857,546	3
SETS	$227,459,910	100	$210,531,614	100	$220,670,719	100	$195,442,333	100

LIABILITIES AND STOCKHOLDERS' EQUITY	Forecast December 31, 2004 Updated Amount	%	Forecast December 31, 2004 Original Amount	%	Historical Data December 31, 2003 Amount	%	Historical Data December 31, 2002 Amount	%
CURRENT LIABILITIES								
Short-term bank loans and overdraft	$ 826,575	-	$ 938,658	-	$ 4,609,470	2	$ 809,688	-
Commercial paper payable	1,598,365	1	999,840	1	1,699,214	1	998,347	1
Accounts payable	3,159,746	1	3,272,421	2	3,604,870	2	2,454,461	1
Income tax payable	10,550,021	5	6,491,437	3	6,539,733	3	3,730,522	2
Accrued expenses	4,903,120	2	6,391,971	3	5,889,824	3	4,795,187	3
Bonds payable—current portion	5,000,000	2	5,000,000	2	10,000,000	4	9,200,000	5
Long-term debts-current portion	-	-	-	-	50,000	-	2,985,045	1
Other	1,509,769	1	1,526,406	1	1,957,873	1	2,053,046	1
Total current liabilities	27,547,596	12	24,620,733	12	34,350,984	16	27,026,296	14
LONG-TERM LIABILITIES—NET OF CURRENT PORTION								
Bonds	10,000,000	5	10,000,000	5	15,000,000	7	25,000,000	13
Debts	3,036,300	1	2,183,000	1	2,225,300	1	50,000	-
Total long-term liabilities	13,036,300	6	12,183,000	6	17,225,300	8	25,050,000	13
RESERVE FOR LAND VALUE INCREMENT TAX	3,370,813	1	3,370,813	1	3,370,813	1	3,370,813	2
OTHER LIABILITIES								
Deferred income tax liability	2,934,972	1	4,291,243	2	3,278,972	1	3,584,788	2
Deferred credit—intercompany profit	1,407,866	1	1,405,040	1	1,407,866	1	1,405,040	-
Total other liabilities	4,342,838	2	5,696,283	3	4,686,838	2	4,989,828	2
Total liabilities	48,297,547	21	45,870,829	22	59,633,935	27	60,436,937	31
STOCKHOLDERS' EQUITY								
Capital stock—authorized 10,600,000 thousand shares at NT$10 par value								
Common—issued 9,883,352, 9,452,324 and 9,267,994 thousand shares as of December 31, 2004, 2003 and 2002, respectively	98,833,518	44	98,350,507	47	94,523,237	43	92,679,939	48
Preferred—14% cumulative and participating Issued 47,762, 47,762 and 47,767 thousand shares as of December 31, 2004, 2003 and 2002, respectively	477,620	-	477,620	-	477,620	-	477,670	-
Total capital stock	99,311,138	44	98,828,127	47	95,000,857	43	93,157,609	48
Capital surplus	972,806	-	865,806	-	693,047	-	481,597	-
Retained earnings	80,469,723	35	66,685,404	32	66,934,700	30	44,960,063	23
Adjustments								
Unrealized loss on investees' long-term investments	(485,104)	-	(525,595)	-	(485,104)	-	(555,491)	-
Cumulative translation adjustments	91,700	-	94,416	-	91,700	-	222,391	-
Investees' unrecognized net loss on pension cost	(21,711)	-	(15,647)	-	(21,711)	-	(15,696)	-
	(415,115)	-	(446,826)	-	(415,115)	-	(348,796)	-
Treasury stock—89,255, 86,273 and 246,810 thousand shares as of December 31, 2004, 2003 and 2002, respectively	(1,176,189)	-	(1,271,726)	(1)	(1,176,705)	-	(3,245,077)	(2)
Total stockholders' equity	179,162,363	79	164,660,785	78	161,036,784	73	135,005,396	69
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$227,459,910	100	$210,531,614	100	$220,670,719	100	$195,442,333	100

panying summaries of significant accounting policies and basic assumptions on updated forecasted financial statements are an integral part of this statement.

English Translation of Financial Statements Originally Issued in Chinese

CHINA STEEL CORPORATION

UPDATED FORECASTED STATEMENT OF INCOME
(WITH COMPARATIVE HISTORICAL DATA)
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	Forecast—2004				Historical Data			
	Updated		Original		2003		2002	
	Amount	%	Amount	%	Amount	%	Amount	%
REVENUES	$ 159,999,157	100	$ 128,871,529	100	$ 129,702,797	100	$ 99,939,846	100
COST OF REVENUES	98,229,835	61	84,855,263	66	83,704,247	64	75,111,810	75
GROSS PROFIT	61,769,322	39	44,016,266	34	45,998,550	36	24,828,036	25
UNREALIZED GAIN ON INTERCOMPANY TRANSACTION	-	-	-	-	2,826	-	-	-
REALIZED GROSS PROFIT	61,769,322	39	44,016,266	34	45,995,724	36	24,828,036	25
OPERATING EXPENSES								
Selling	2,209,086	1	2,074,465	1	1,997,234	1	1,815,948	2
General and administrative	2,629,399	2	2,190,879	2	2,315,678	2	1,818,975	2
Research and development	991,137	1	914,969	1	974,609	1	819,497	-
Total operating expenses	5,829,622	4	5,180,313	4	5,287,521	4	4,454,420	4
OPERATING INCOME	55,939,700	35	38,835,953	30	40,708,203	32	20,373,616	21
NONOPERATING INCOME								
Interest	174,193	-	75,690	-	116,855	-	238,543	-
Investment income under equity method	5,214,033	3	3,902,929	3	5,929,528	5	2,566,906	2
Other investment income	581,884	-	412,322	-	342,694	-	-	-
Other	698,246	1	444,584	1	500,181	-	683,378	1
Total nonoperating income	6,668,356	4	4,835,525	4	6,889,258	5	3,488,827	3
NONOPERATING EXPENSES								
Interest	1,048,738	1	735,922	-	1,385,597	1	2,212,246	2
Investment loss	-	-	-	-	-	-	329,534	-
Other	2,059,318	1	910,556	1	1,104,975	1	624,849	1
Total nonoperating expenses	3,108,056	2	1,646,478	1	2,490,572	2	3,166,629	3
INCOME BEFORE INCOME TAX	59,500,000	37	42,025,000	33	45,106,889	35	20,695,814	21
INCOME TAX	13,056,021	8	9,147,437	7	8,127,675	6	3,856,734	4
NET INCOME	$ 46,443,979	29	$ 32,877,563	26	$ 36,979,214	29	$ 16,839,080	17
BASIC EARNINGS PER SHARE								
Before tax	$6.07		$4.31		$4.60		$2.14	
After tax	4.74		3.37		3.77		1.74	
DILUTED EARNINGS PER SHARE								
Before tax	$6.05		$4.29		$4.59		$2.14	
After tax	4.72		3.36		3.76		1.74	
PRO FORMA INFORMATION—if the Corporation's shares held by subsidiaries had been accounted for as investments rather than treasury stock								
Net income	$ 46,723,738		$ 33,157,322		$ 37,254,724		$ 16,983,408	
Basic earnings per share								
Before tax	$6.04		$4.29		$4.59		$2.13	
After tax	4.72		3.37		3.77		1.74	
Diluted earnings per share								
Before tax	$6.02		$4.28		$4.57		$2.13	
After tax	4.71		3.36		3.75		1.74	

The accompanying summaries of significant accounting policies and basic assumptions on updated forecasted financial statements are an integral part of this statement.

lish Translation of Financial Statements Originally Issued in Chinese

;NA STEEL CORPORATION

)ATED FORECASTED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
TH COMPARATIVE HISTORICAL DATA)
Thousands of New Taiwan Dollars)

itorical data	Capital Stock: Preferred stock	Capital Stock: Common stock	Capital Surplus	Retained Earnings: Legal reserve	Retained Earnings: Special reserve	Retained Earnings: Unappropriated	Retained Earnings: Total	Unrealized Loss on Investees' Long-term Investments	Cumulative Translation Adjustments	Investees' Unrecognized Net Loss on Pension Cost	Treasury Stock	Total Stockholders' Equity
,LANCES, JANUARY 1, 2002	$ 477,680	$ 90,611,684	$416,570	$19,335,352	$ 9,911,702	$ 8,186,970	$37,434,024	($569,837)	$198,881	($15,508)	($1,905,059)	$ 126,648,435
·nversion of preferred stock to common stock	(10)	10	-	-	-	-	-	-	-	-	-	-
ares held by subsidiaries accounted for as treasury stock	-	-	-	-	-	-	-	-	-	-	(1,356,485)	(1,356,485)
ansfer of special reserves to unappropriated earnings	-	-	-	-	(2,200,000)	2,200,000	-	-	-	-	-	-
ansfer of capital surplus from gain on disposal of properties to unappropriated retained earnings	-	-	(20,514)	2,051	-	18,463	20,514	-	-	-	-	-
ɔpropriation of 2001 earnings												
Legal reserve	-	-	-	745,975	-	(745,975)	-	-	-	-	-	-
Special reserve	-	-	-	-	290,463	(290,463)	-	-	-	-	-	-
Capitalization of bonus to employees	-	276,458	-	-	-	(276,458)	(276,458)	-	-	-	-	-
Compensation to directors and supervisors	-	-	-	-	-	(27,646)	(27,646)	-	-	-	-	(27,646)
Cash dividends to preferred stockholders—12%	-	-	-	-	-	(57,322)	(57,322)	-	-	-	-	(57,322)
Cash dividends to common stockholders—8%	-	-	-	-	-	(7,128,935)	(7,128,935)	-	-	-	-	(7,128,935)
Stock dividends to preferred stockholders—2%	-	9,553	-	-	-	(9,553)	(9,553)	-	-	-	-	-
Stock dividends to common stockholders—2%	-	1,782,234	-	-	-	(1,782,234)	(1,782,234)	-	-	-	-	-
let income in 2002	-	-	-	-	-	16,839,080	16,839,080	-	-	-	-	16,839,080
,djustment of equity in investees due to change in percentage of ownership	-	-	2,927	-	-	(51,407)	(51,407)	-	-	-	1,773	(46,707)
:eversal of unrealized loss on investees' long-term investments	-	-	-	-	-	-	-	14,346	-	-	-	14,346
'ranslation adjustments	-	-	-	-	-	-	-	-	23,510	-	-	23,510
nvestees' unrecognized net loss on pension cost	-	-	-	-	-	-	-	-	-	(188)	-	(188)
)isposal of the Corporation's shares held by subsidiaries	-	-	6,004	-	-	-	-	-	-	-	14,694	20,698
'ash dividends declared by the Corporation and received by subsidiaries	-	-	76,610	-	-	-	-	-	-	-	-	76,610
3ALANCES, DECEMBER 31, 2002	477,670	92,679,939	481,597	20,083,378	8,002,165	16,874,520	44,960,063	(555,491)	222,391	(15,696)	(3,245,077)	135,005,396
'onversion of preferred stock to common stock	(50)	50	-	-	-	-	-	-	-	-	-	-
\ppropriation of 2002 earnings												
Legal reserve	-	-	-	1,683,908	-	(1,683,908)	-	-	-	-	-	-
Capitalization of bonus to employees	-	445,890	-	-	-	(445,890)	(445,890)	-	-	-	-	-
Compensation to directors and supervisors	-	-	-	-	-	(44,589)	(44,589)	-	-	-	-	(44,589)
Cash dividends to preferred stockholders—14%	-	-	-	-	-	(66,867)	(66,867)	-	-	-	-	(66,867)
Cash dividends to common stockholders—14%	-	-	-	-	-	(12,975,148)	(12,975,148)	-	-	-	-	(12,975,148)
Stock dividends to preferred stockholders—1.5%	-	7,164	-	-	-	(7,164)	(7,164)	-	-	-	-	-
Stock dividends to common stockholders—1.5%	-	1,390,194	-	-	-	(1,390,194)	(1,390,194)	-	-	-	-	-
let income in 2003	-	-	-	-	-	36,979,214	36,979,214	-	-	-	-	36,979,214
\djustment of equity in investees due to change in percentage of ownership	-	-	14,087	-	-	(59,862)	(59,862)	-	-	-	(46)	(45,821)
:eversal of unrealized loss on investees' long-term investments	-	-	-	-	-	-	-	43	-	-	-	43
'ransfer of treasury stock to employees	-	-	(82,614)	-	-	(14,863)	(14,863)	-	-	-	1,904,543	1,807,066
'ranslation adjustments	-	-	-	-	-	-	-	-	(130,691)	-	-	(130,691)
nvestees' unrecognized net loss on pension cost	-	-	-	-	-	-	-	-	-	(6,015)	-	(6,015)
)isposal of the Corporation's shares held by subsidiaries	-	-	151,119	-	-	-	-	70,344	-	-	163,875	385,338
'ash dividends declared by the Corporation and received by subsidiaries	-	-	128,858	-	-	-	-	-	-	-	-	128,858
3ALANCES, DECEMBER 31, 2003	$ 477,620	$ 94,523,237	$693,047	$21,767,286	$ 8,002,165	$37,165,249	$66,934,700	($485,104)	$ 91,700	($21,711)	($1,176,705)	$ 161,036,784

(Continued)

ted forecast	Capital Stock		Capital Surplus	Retained Earnings				Unrealized Loss on Investees' Long-term Investments	Cumulative Translation Adjustments	Investees' Unrecognized Net Loss on Pension Cost	Treasury Stock	Total Stockholders' Equity
	Preferred stock	Common stock		Legal reserve	Special reserve	Unappropriated	Total					
opriation of 2003 earnings												
ɛgal reserve	$ -	$ -	$ -	$ 3,685,308	$ -	($ 3,685,308)	$ -	$ -	$ -	$ -	$ -	$ -
ɔecial reserve	-	-	-	-	28,651	(28,651)	-	-	-	-	-	-
apitalization of bonus to employees	-	985,263	-	-	-	(985,263)	(985,263)	-	-	-	-	-
ompensation to directors and supervisors	-	-	-	-	-	(98,526)	(98,526)	-	-	-	-	(98,526)
ash dividends to preferred stockholders—30%	-	-	-	-	-	(143,286)	(143,286)	-	-	-	-	(143,286)
ash dividends to common stockholders—30%	-	-	-	-	-	(28,356,863)	(28,356,863)	-	-	-	-	(28,356,863)
tock dividends to preferred stockholders—3.5%	-	16,717	-	-	-	(16,717)	(16,717)	-	-	-	-	-
tock dividends to common stockholders—3.5%	-	3,308,301	-	-	-	(3,308,301)	(3,308,301)	-	-	-	-	-
income in 2004	-	-	-	-	-	46,443,979	46,443,979	-	-	-	-	46,443,979
ısfer of treasury stock to employees	-	-	-	-	-	-	-		-	-	516	516
h dividends declared by the Corporation and received by subsidiaries	-	-	279,759	-	-	-	-	-	-	-	-	279,759
LANCE, DECEMBER 31, 2004	$ 477,620	$ 98,833,518	$972,806	$25,452,594	$ 8,030,816	$46,986,313	$80,469,723	($485,104)	$ 91,700	($21,711)	($1,176,189)	$ 179,162,363

ɛ accompanying summary of significant accounting policies and basic assumptions on updated forecasted financial statements are an integral part of this statement.

(Concluded)

English Translation of Financial Statements Originally Issued in Chinese

CHINA STEEL CORPORATION

UPDATED FORECASTED STATEMENT OF CASH FLOWS (WITH COMPARATIVE HISTORICAL DATA) (In Thousands of New Taiwan Dollars)

	Forecast—2004		Historical Data	
	Updated	Original	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	$ 46,443,979	$ 32,877,563	$ 36,979,214	$ 16,839,080
Depreciation	10,261,239	10,261,239	11,021,179	11,335,753
Amortization	322,681	322,681	335,682	416,339
Deferred income tax	(494,000)	344,000	(319,998)	354,706
Provision for (reversal of allowance for) bad debts	-	-	(4,346)	1,260
Provision for loss on inventories	600,000	-	-	33,836
Investment income under equity method	(5,214,033)	(3,902,929)	(5,929,528)	(2,566,906)
Long-term investment loss under cost method	-	-	-	597,214
Loss on disposal of properties	367,164	367,164	28,146	64,678
Provision for loss on rental asset	590,000	-	-	-
Cash dividends from long-term investments under equity method	2,955,860	2,955,860	1,633,785	1,343,998
Gain on disposal of investments	(521,891)	(352,329)	(323,485)	(239,669)
Unrealized gain on intercompany transactions	-	-	2,826	-
Amortization of discount and exchange loss on forward exchange	-	-	65,260	5,073
Changes in operating assets and liabilities				
Notes receivable	(459,645)	209,006	(109,484)	(233,648)
Accounts receivable	(844,401)	600,056	595,681	172,607
Other receivable	(323,145)	-	(36,602)	96,830
Inventories	361,638	(530,082)	(3,764,286)	2,869,309
Other current assets	46,523	152,692	(254,582)	(279,376)
Accounts payable	(445,124)	772,421	758,545	650,182
Income tax payable	4,010,288	(152,107)	2,809,211	3,730,522
Accrued expenses	(986,704)	1,831,971	1,094,637	569,875
Other current liabilities	(448,104)	(538,594)	(96,486)	31,249
Net cash provided by operating activities	56,222,325	45,218,612	44,485,369	35,792,912
CASH FLOWS FROM INVESTING ACTIVITIES				
Decrease (increase) in short-term investments	(4,897,443)	273,465	(18,758,191)	(7,305,143)
Increase in long-term investments	(761,058)	(738,958)	(4,404,186)	(1,148,397)
Proceeds from disposal of long-term investments	1,440,525	647,280	9,641	-
Acquisition of properties	(13,324,549)	(13,324,549)	(5,774,382)	(7,172,280)
Decrease in other assets	-	-	38,382	35,057
Decrease in pledged time deposits	650,000	800,000	1,999,702	1,300,000
Net cash used in investing activities	(16,892,525)	(12,342,762)	(26,889,034)	(14,290,763)
CASH FLOWS FROM FINANCING ACTIVITIES				
Cash dividends	(28,500,149)	(28,500,149)	(13,040,702)	(7,166,275)
Increase (decrease) in commercial paper payable	(100,849)	1,639	700,867	(1,844,905)
Increase (decrease) in short-term bank loans and overdraft	(3,782,895)	353,658	3,799,782	(5,138,225)
Increase in long-term debts	811,000	2,183,000	1,398,760	-
Repayment of long-term debts	(50,000)	(50,000)	(2,223,765)	(2,773,437)
Effect of change in exchange rate on long-term debts	-	-	-	62,920
Decrease in bonds payable	(10,000,000)	(10,000,000)	(9,200,000)	(5,850,000)

(Continued)

	Forecast—2004		Historical Data	
	Updated	Original	2003	2002
Compensation to directors and supervisors	($ 98,526)	($ 97,725)	($ 44,589)	($ 27,646)
Net increase in cash resulting from purchase of forward exchange contract	-	-	-	2,210
Transfer of treasury stocks to employees	516	516	1,807,066	-
Net cash used in financing activities	(41,720,903)	(36,109,061)	(16,802,581)	(22,735,358)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(2,391,103)	(3,233,211)	793,754	(1,233,209)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	3,862,720	1,901,161	3,068,966	4,302,175
ADJUSTMENT OF LONG-TERM INVESTMENTS IN 2003	-	3,354,666	-	-
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 1,471,617	$ 2,022,616	$ 3,862,720	$ 3,068,966
SUPPLEMENTAL INFORMATION				
Interest paid (excluding capitalized interest)	$ 1,347,259	$ 1,138,047	$ 1,758,563	$ 2,478,479
Income tax paid	9,539,733	8,955,544	5,638,462	27,178
NONCASH FINANCING ACTIVITIES				
Current portion of long-term debts	$ 5,000,000	$ 5,000,000	$ 10,050,000	$ 12,185,045
The Corporation's shares acquired and held by subsidiaries accounted for as treasury stock	1,176,189	1,271,726	1,176,189	1,340,018

The accompanying summaries of significant accounting policies and basic assumptions on updated forecasted financial statements are an integral part of this statement.

(Concluded)

CHINA STEEL CORPORATION

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BASIC ASSUMPTIONS ON UPDATED FORECASTED FINANCIAL STATEMENTS
For the year Ending December 31, 2004
(Amounts in Thousands of New Taiwan Dollars, Except Per share Data and As Otherwise Stated)

A. GENERAL

The Corporation publishes its financial forecasts, in compliance with regulations stipulated by the Securities and Futures Commission in Taiwan, Republic of China (ROC), to provide investors with information on future operations.

On December 4, 2003, the Corporation completed the preparation of its original forecasted financial statements for the year ending December 31, 2004 (hereinafter, "2004") based on the management's best assumption, projection and assessment of future operations. The Corporation convened its annual stockholders' meeting to elect its directors and supervisors for the new term, with this election, the directors were changed more than one-third and also changes in events and circumstances, and significant basic assumptions occurred. On June 25, 2004, the Corporation updated its 2004 forecasted financial statements based on the management's updated projection and assessment of future operations. The updated basic assumptions stated herein are those that management considers are material to affect its updated forecasted financial statements. There will usually be differences between the updated forecasted and actual results because events and circumstances frequently do not occur as expected, and those differences may be material.

The historical data for the years ended December 31, 2003 and 2002 were excerpted from such years' audited financial statements and were presented for comparison and reference purposes.

B. IMPACT ON THE OPERATION RESULTS FOR THE UPDATED FORECASTED FINANCIAL STATEMENTS

The comparison between updated and original forecast on gross profit, operating income, income before income tax and earnings per share for 2004 is summarized as follows:

	Forecast		Increase	
	Updated	Original	Amount	(%)
Revenues	$ 159,999,157	$ 128,871,529	$ 31,127,628	24
Cost of revenues	98,229,835	84,855,263	13,374,572	16
Gross profit	61,769,322	44,016,266	17,753,056	40
Operating expenses	5,829,622	5,180,313	649,309	13
Operating income	55,939,700	38,835,953	17,103,747	44
Non-operating income—net	3,560,300	3,189,047	371,253	12
Income before income tax	$ 59,500,000	$ 42,025,000	$ 17,475,000	42
Basic EPS				
Before tax	$ 6.07	$ 4.31		
After tax	4.74	3.37		

The 2004 forecasted income before income tax increased by $17.5 billion mainly resulting from the change in the basic assumptions to the following items:

1. Gross profit increased by $17.7 billion

   Revenues increased by $31.1 billion (24%), mainly attributes to the increase in the demand of steel market and product prices. The Corporation anticipates that average unit selling prices and sales quantities will increase by 23% and 1%, respectively.

   Cost of revenues increased by $13.4 billion (16%), mainly attributes to the increase in sales quantities, unit price of raw materials and cost of shipping expenses, which is part of cost for raw materials.

2. Operating expenses

   Operating expenses increased by $0.6 billion (13%), mainly attributes to the increase in incentive bonus of $0.3 billion to employees, which is calculated based on earnings, and increase in commission expenses and shipping expenses of $0.3 billion resulting from the increase in sales amount and transportation charges.

3. Net non-operating income

   Net non-operating income increased by $0.4 billion (12%), mainly attributes to the increase in investment income of $1.3 billion under equity method based on the investees' updated forecasted profit for 2004, and the increase in interest expense of $0.3 billion and provision for loss on rental asset of $0.6 billion.

4. Earnings per share

   The numerator and denominator used to calculate earnings per share are as follows:

Numerator – Net income

	2004(Updated)		2004(Original)	
	Before Tax	After Tax	Before Tax	After Tax
The current year	$ 59,500,000	$ 46,443,979	$ 42,025,000	$ 32,877,563
Less: Dividends to preferred stockholders	85,664	66,867	85,471	66,867
Basic EPS				
Net income of common stockholders	59,414,336	46,377,112	41,939,529	32,810,696
Effect of potential dilutive shares : 14% cumulative and convertible preferred stocks	85,664	66,867	85,471	66,867
Diluted EPS				
Net income of common stockholders and effect of potential dilutive shares	$ 59,500,000	$ 46,443,979	$ 42,025,000	$ 32,877,563

Denominator—Thousand shares

	2004(Updated)	2004(Original)
Weighted average of issued common shares	9,883,352	9,835,051
Less: Weighted average of treasury stocks		
-Held by subsidiaries	89,255	96,051
	9,794,097	9,739,000
Potential dilutive preferred stocks	47,762	47,762
	9,841,859	9,786,762

C. SIGNIFICANT ACCOUNTING POLICIES

The forecasted financial statements of the Corporation are prepared in conformity with the ROC Statements of Financial Accounting Standards No. 16 "Preparation of Financial Forecasts", generally accepted accounting principles and reasonable basic assumptions made by the Corporation's management.

The significant accounting policies summarized below.

Use of Estimates

Accounting Standards require management to make estimates and judgments that affect the recording of assets, liabilities, revenues and expense. The Corporation bases its estimates on historical experience and assumptions, as appropriate under the circumstance. The Corporation continually evaluates these estimates, including those related to doubtful accounts, inventories loss, useful lives of properties, actuarial calculation of pension, loss on rental asset and loss from lawsuits. Actual results may differ from these estimates because circumstances under which the estimates are made are subject to change.

Assets and Liabilities Classified As Current and Non-current

Current assets include cash and cash equivalents and other assets that are reasonably expected to be realized in cash or to be consumed within one year from the balance sheet date. Liabilities that are reasonable expected to settle are classified as current. All other assets and liabilities are classified as noncurrent.

Cash Equivalents

Cash equivalents represent commercial papers within three-month maturities.

Short-term Investments

Short-term investments consist of bond funds and stocks listed on the Taiwan Stock Exchange that are not intended for long-term holding, and are stated at the lower of weighted average cost or market value. If market value falls below carrying value, the decline is charged to loss, and an allowance for investment loss is provided. If the market price recovers, the allowance will be reversed to the extent of the recovery up to cost. Market value represents net asset value of bond funds on balance sheet date, and average price of listed stocks in the latest month of the reporting period.

Stock dividends received from investees are not recorded as investment income but as an increase in shares. The carry value per share is recalculated on the basis of totally owned shares after the stock dividend are received. Cash dividends in the year of investment acquisition are accounted for as a deduction of the carrying value of the investment in the year of investment acquisition but subsequently accounted for as dividend income.

Allowance for Doubtful Accounts

Allowance for doubtful accounts is provided on the basis of aging accounts and the evaluation of the collectibles of individual receivables.

Inventories

Inventories consist of raw materials, supplies, fuel, finished products, work in process, by-products and construction in progress. Inventories, except for construction in progress, are stated at the lower of total moving average cost or market value. Market value represents net realizable value for finished products, work in process, by-products and construction in progress, and replacement costs for raw materials, supplies and fuel. Construction projects over one year are valued under the percentage-of-completion method, and construction in progress is stated at the costs incurred plus (less) the estimated gain (loss). Construction in progress in excess of advance collections is included in current assets, while advance collections in excess of construction in progress is included in current liabilities.

Long-term Investments

Long-term stock investments in which the Corporation owns 20% or more of the outstanding voting shares or where the Corporation has significant influence on the investees are accounted for by the equity method. When the equity method is first applied or when a stock is acquired, the difference between the carrying value of an investment and the proportionate equity in the investee is amortized over five years. The Corporation recognizes investment income or losses using the investees' financial statements for the same accounting period. If the financial statements of investees cannot be obtained in time, the Corporation recognizes investment income or losses in the semi-annual financial statements, using the investees' financial statements of preceding year. If an investee issues additional shares but the Corporation does not acquire shares proportionately to ratio of shareholding, capital surplus is adjusted for the difference between the carrying values of the investments and the Corporation's equity in the investees' net assets. If the carrying value is less than equity in net assets, the difference is credited to capital surplus. If the carrying value is more than equity in net assets, the difference is debited to capital surplus, or to unappropriated earnings if capital surplus is not enough for debiting purposes. If the market prices of investees decline significantly and, the decline is permanent, the investment loss should be recognized as realized loss in the same year of the decline. This investment will be revaluated if an investee's market value becomes higher than book value per share. The difference between the new cost of the investment and the proportionate equity in the investee is amortized over five years.

Other investments are accounted for by the cost method. If evidence indicates that the market value of investments has significantly declined permanently, the decline should be recognized as a realized investment loss. The previous carrying value less the amount of write-down becomes the new cost basis for such investments. Cash dividends received from investee are recorded as a reduction of the cost in the year of acquisition and subsequently recorded as investment income. Upon sale of investment, the cost of investment sold is calculated under the weighted-average method.

Properties and Rental Assets

Properties and rental assets (included in other assets) are stated at cost or cost plus appreciation, less accumulated depreciation. Interest expense arising from the purchase or construction of properties is capitalized as cost. Major additions, renewals and betterments are capitalized while maintenance and repairs are expensed currently.

Depreciation of properties is calculated by the straight-line method over service lives estimated as follows: land improvements, 10 to 40 years; buildings and improvements, 5 to 60 years; machinery and equipment, 3 to 25 years; transportation equipment, 3 to 25 years; and miscellaneous equipment, 3 to 10 years. Depreciation on appreciation is provided by the straight-line method over the remaining service lives of the revalued assets. When a property reaches its original service life but is still in use, its residual value is depreciated over its reestimated service life.

Depreciation of machinery and equipment leased to the Corporation's investee (included in other assets—rental assets) is calculated by the working hour method.

Upon sale or other disposal of properties, the related cost, appreciation and accumulated depreciation are removed from the accounts. Gains or losses are credited or charged to current income.

Unamortized Repair Expense

Unamortized repair expense refers to the major repair of blast furnaces and is amortized by the straight-line method over five years.

Treasury Stock

The Corporation acquired its share stock in accordance with government regulations, and accounted for those shares as treasury stock at cost, which is presented as a reduction to arrive at stockholders' equity.

Effective 2002, the Corporation's shares acquired and held by subsidiaries are reclassified to treasury stock from long-term investments and accounted for at the carrying value recorded by subsidiaries for short-term or long-term investments as of January 1, 2002.

Revenue Recognition

Revenues are recognized when titles to products and risks of ownership are transferred to customers as follows: domestic sales—when products are taken out of the Corporation's premises for delivery to customers; exports—when products are loaded onto vessels.

Sales are measured at fair value, which is a price (net of trade discounts and sales discounts) agreed to the Corporation and customers. But if the related receivable is due within one year, the difference between its present value and receivable amount is immaterial and sales transactions are frequent, the fair value of receivables is equivalent to the nominal amount of cash received.

Pension

Pension costs are recognized on the basis of actuarial calculations. The difference between the actuarial pension cost and the amount appropriated to a special fund is recognized as accrued pension liability (included in other current liabilities). Unamortized net transition assets and actuarial gains or loss are amortized over 11 years and the average remaining service life of employees, respectively.

Income Tax

The Corporation uses on inter-period allocation for income tax. Tax effects of deductible temporary differences are recognized as deferred income tax assets. Valuation allowance is provided for deferred tax assets with uncertain realizability. Tax effects of taxable temporary differences are recognized as deferred tax liabilities. Deferred tax asset or liability is classified as current or noncurrent depending on the classification of the related asset or liability for financial reporting. But if the deferred income tax asset or liability cannot be related to an asset or liability for financial reporting, the classification is based on the expected reversal or realization date of the temporary difference.

Tax credits for certain purchases of equipment, research and development, employees' training costs, and investment in the newly emerging, important and strategic industries are recognized as income tax credits when those credits are granted.

Adjustments of prior years' tax liabilities are added to or deducted from the current year's tax expense.

Annual earnings are appropriated under a resolution adopted in the stockholders' meeting in the next year. Under tax regulations, unappropriated earnings are subject to 10% income taxes. These taxes are recorded as expenses when the stockholders resolve to retain the earnings.

Foreign-currency Transactions

Foreign-currency transactions, except derivative transactions, are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Gains or losses resulting from the application of different exchange rates, when foreign-currency assets and liabilities are settled, are credited or charged to income in the year of settlement. On the balance sheet date, foreign-currency assets and liabilities are restated at the prevailing exchange rates, and resulting differences are accounted for as follows:

(a) Equity-accounted stock investment-as cumulative translation adjustments under stockholders' equity;

(b) Cost-accounted stock investment-same as (a) above if restated balances are lower than their costs; otherwise, no adjustment is made;

(c) Other assets and liabilities-as credits or charges to current income.

Derivative Financial Instruments

Forward exchange transactions entered into as hedge for foreign-currency net assets or net liabilities are recorded in New Taiwan dollars at the spot rates on the starting dates of the contracts. The differences between spot rates and forward rates are amortized over the period of each forward contract and recognized as gains or losses. Ending balances of forward exchange contracts are restated at the exchange rates prevailing at year-end, and the resulting adjustments are credited or charged to income. Exchange gains or losses on forward exchange transactions entered into as hedge for foreign-currency commitments are deferred as adjustments to transaction prices. If the adjusted transaction prices exceed their market values, the exchange loss with excess amount is recognized when it occurs.

The receivables and payables on forward contracts are netted out and the resulting amount is presented as a current asset or liability.

D. SUMMARY OF SIGNIFICANT BASIC ASSUMPTIONS

The updated forecasted financial statements were prepared based on the actual amount for the five months ended May 31, 2004 and the forecasted amount for the seven months ending December 2004. The updated forecasted data are based on current market situation, operation plans and the management's best estimates and assessment of future operations.

1. Statement of income

The original and updated forecasted revenues and cost of revenues for 2004 are summarized by products as follows:

	Updated			Original		
	Quantity (Tons)	Unit Price	Amount	Quantity (Tons)	Unit Price	Amount
Revenues						
Hot rolled coil and sheet	4,207,496	$ 14.161	$ 59,581,900	4,317,400	$ 11.047	$ 47,693,813
Cold rolled coil and sheet	2,733,125	18.168	49,656,536	2,678,000	15.509	41,533,324
Wire rod, plate and bar	2,954,715	15.065	44,511,344	2,797,600	12.521	35,029,642
Other steel products	204,664	12.665	2,592,016	207,000	8.421	1,743,221
By-products and non-steel products			1,586,781			1,076,145
Services and others			2,070,580			1,795,384
Total	10,100,000		$ 159,999,157	10,000,000		$ 128,871,529

(Continued)

	Updated			Original		
	Quantity (Tons)	Unit Price	Amount	Quantity (Tons)	Unit Price	Amount
Cost of revenues						
Hot rolled coil and sheet		$ 8.279	$ 34,833,859		$ 7.150	$ 30,867,286
Cold rolled coil and sheet		10.827	29,591,372		9.702	25,982,017
Wire rod, plate and bar		10.038	29,659,796		8.727	24,413,739
Other steel products		7.435	1,521,734		5.837	1,208,310
By-products and non-steel products			1,544,056			1,301,850
Services and others			1,079,018			1,082,061
Total cost of revenues			$ 98,229,835			$ 84,855,263
Gross profit ratio			39%			34%

a. Revenues

Based on the current product prices, available sales orders, the market prices for the third quarter of 2004 as well as the historical records in previous years, the Corporation anticipates that the selling prices of main steel products will be increased by 17% ~ 28% and the average unit selling prices will increase by about 23%, as compared to the original forecast.

Updated forecasted revenues will increase by $31.1 billion (24%), as compared to the original forecast, mainly attributes to the following:

1) Hot rolled coil and sheet

The prices of hot rolled coil and sheet products will increase resulting from the prosperity of steel market. The Corporation anticipates that the unit selling prices and sales quantities will increase by 28% and decreased by 3%, respectively, and resulting in the increase in revenues by $11.9 billion (25%).

2) Cold rolled coil and sheet

As result of prosperity of steel market, the Corporation anticipates that the sales quantities and unit selling prices of these products will increase by 2% and 17%, respectively, and the revenues will be increased by $8.1 billion (20%).

3) Wire rod, plate and bar

Due to the prosperity of steel market, the Corporation anticipates that the sales quantities and unit selling prices will increase by 6% and 20%, respectively, and the revenues will be increased by $9.5 billion (27%).

4) Other steel products

In view of the steel market, the Corporation anticipates that the unit selling prices of other steel products will increase by 50% but sales quantities will decrease by 1%, and resultant increase in revenues by $0.8 billion (49%).

b. Cost of revenues

Updated forecasted cost of revenues will increase by 13.4 billion (16%), as compared to the original forecast, mainly attributes to the followings:

1) Raw materials

The updated estimate prices of raw materials is based on the existing purchase contracts and the future market price estimate. Because of increases in international shipping expenses, raw material prices and sales quantities, the Corporation anticipates an increase in unit cost of $1.219 (15%) per ton of raw material, and resulting in an increase in the cost of raw material by $11.5 billion (27%), as compared to that of the original forecast.

2) Direct labor

This consists mainly of employees' salaries and wages, bonus, overtime pay, insurance and pension. The Corporation anticipates an increase of $0.6 billion (12%), mainly attributes to increase in incentive bonus which is calculated based on earnings (due to increase in updated forecasted earnings).

3) Manufacturing expenses

The manufacturing departments estimated 2004 manufacturing expenses based on production budgets, historical data, price level, personnel plan, and individual expenses. The updated forecasted manufacturing expenses for 2004 will increase by $1 billion (3%), as analyzed as follows:

a) Salaries and wages

This consists mainly of salaries and wages, bonus, overtime pay and pension. Due to the increase in updated operating earnings, the incentive bonus will be increased. Consequently, salaries and wages are anticipated to increase by $0.7 billion (8%).

b) Variable overhead

This consists mainly of the costs of maintenance, fuel, factory supplies and utilities. The Corporation anticipates an increase of $0.5 billion (3%) based on the actual expenses for the five months ended May 31, 2004.

c) Other expenses

Other expenses for 2004 are estimated based on the actual expenses for the five months ended May 31, 2004. The Corporation expects no significant change in such expenses.

c. Operating expenses

Updated forecasted operating expenses for 2004 will increase by $0.6 billion (13%), as analyzed as follows:

1) Salaries and wages

This consists mainly of salaries and wages, bonus, overtime pay, insurance and pension. Due to the increase in updated operating earnings, the bonus will increase accordingly. The Corporation anticipates an increase of $0.3 billion (13%) in salaries and wages.

2) Variable expenses

This consists mainly of the costs of commissions, professional services, materials, shipping and maintenance. Commissions and shipping expense are anticipated to increase by $0.3 billion (13%) due to the increase in sales volumn and transportation charges, while other variable expenses are not expected to change significantly as compared to the original forecast.

3) Other expenses

Other expenses for 2004 are estimated based on the actual expenses for the five months ended May 31, 2004. The Corporation expects no significant change in such expenses.

d. Nonoperating income and expenses

1) Interest expenses

Updated forecasted interest expenses are based on the average outstanding balances of short-term bank loans, long-term debts and bonds payable, and are expected to increase by $0.3 billion (43%) because of the raise in interest rates and outstanding debt balance.

2) Investment income

Updated forecasted investment income consists of the investment income of $5.2 billion recognized under equity method and gain on disposal of investment of $0.6 billion. The former investment income will increase by $1.3 billion (34%) as compared with the original forecast due to better operation results of the investee companies. The updated forecasted investment income recognized under equity method is based on the investees' forecasted operating results as follows:

	% of Ownership	Investment Income
China Steel Express Corporation	100	$ 1,517,411
Yieh Loong Enterprises Corporation (YLEC)	24	858,201
China Steel Global Trading Corporation	100	627,508
C. S. Aluminium Corporation	98	587,382
Goang Yaw Investment Corporation and other two companies	99	564,891
China Steel Asia Pacific Holdings Pte Ltd.	100	402,972
China Steel Chemical Corporation	30	240,932
Kuei Yi Industrial Corporation	35	137,392
Gains Investment Corporation	100	115,088
China Hi-ment Corporation	20	64,118
Others		98,138
Investment income		$ 5,214,033

The forecasted investment income of YLEC represents mainly amortization of the difference between the carrying value of the investments and the Corporation's equity in the YLEC's net assets.

e. Income tax

Updated and original forecast 2004 income tax are calculated as follows:

	Updated	Original
Tax on pre-tax income at statutory rate (25%)	$14,875,000	$10,506,250
Depreciation difference	344,000	344,000
Investment income	(1,448,979)	(1,078,813)
Provision for loss on inventories	150,000	-
	13,920,021	9,771,437
Tax on unappropriated earnings	-	90,000
Tax credits	(370,000)	(370,000)
Income tax payable	13,550,221	9,491,437
Change in deferred income tax	(494,000)	(344,000)
	$13,056,021	$ 9,147,437

f. Earnings per share

Following is the reconciliation of the numerators and denominators used in calculating basic and diluted earnings per shares:

Numerator – Net income

	2003		2002	
	Before Tax	After Tax	Before Tax	After Tax
Current year	$45,106,889	$36,979,214	$20,695,814	$16,839,080
Less: Dividends to preferred stockholders	81,564	66,867	82,190	66,874
Basic EPS				
Net income of common stockholders	45,025,325	36,912,347	20,613,624	16,772,206
Effect of potential dilutive shares : 14% cumulative and convertible preferred stocks	81,564	66,867	82,190	66,874
Diluted EPS				
Net income of common stockholders and effect of potential dilutive shares	$45,106,889	$36,979,214	$20,695,814	$16,839,080

Denominator－Thousand shares

	2003	2002
Weighted average of issued common shares	9,452,324	9,267,994
Add: Retroactively adjustments for capitalization of retained earnings	431,028	615,353
Less: Weighted average of treasury stocks		
–Purchased by the Corporation	6,285	150,000
–Held by subsidiaries	89,255	101,701
	9,787,812	9,631,646
Potential dilutive preferred stocks	47,762	47,767
	9,835,574	9,679,413

The number of shares is retroactively adjusted for the effect of retained earnings capitalization on EPS calculation. Thus basic EPS before tax and after tax are decreased from NT$4.81 to NT$4.60 and NT$3.94 to NT$3.77 , respectively, for the year ended December 31, 2003, Basic EPS before tax and after tax are decreased from NT$2.24 to NT$2.14 and NT$1.82 to NT$1.74, respectively, for the year ended December 31, 2002.

2. Balance sheet

a. Cash and cash equivalents

As of December 31, 2004, the forecasted balance of cash and cash equivalents will decrease by $0.6 billion (27%) due to purchase of short-term investments.

b. Short-term investments

Due to increase in cash inflow, the forecasted balance of short-term investments will increase by $14 billion (47%) as of December 31, 2004.

c. Long-term investments

As stated under item D.1.d.2), the forecasted investment income recognized under equity method will approximate $5.2 billion, and the Corporation will implement the additional investments of $0.8 billion. The movement of long-term investment is projected as follows:

	Updated	Original
Balance, beginning of year	$44,558,206	$44,822,464
Expect adjustments of beginning balance	-	(3,354,666)
Additional investments	761,058	738,958
Cash dividends	(2,955,860)	(2,955,860)
Investment income recognized under equity method	5,214,033	3,902,929
Disposal of investments	(1,192,099)	(568,416)
Cash dividends received by subsidiaries	279,759	279,759
Balance, end of year	$46,665,097	$42,865,168

d. Appropriation of retained earnings

In June 2004, the Corporation's stockholders' meeting approved the 2003 earnings appropriation, which was proposed by the Board of Directors in March 2004. Cash dividends to both preferred and common stockholders are $3 per share, while stock dividends to both preferred and common stockholders are $0.35 per share. The appropriation of 2003 earnings is as follows:

Legal reserve	$ 3,685,308
Preferred special reserve	28,651
Preferred Stock	
Cash dividends	143,286
Stock dividends	16,717
Common stock	
Cash dividends	28,356,863
Stock dividends	3,308,301
Compensation to directors and supervisors	98,526
Bonus to employees	985,263
	$36,622,915

f. Treasury stock

Treasury stocks for the year ending December 31, 2004 are as follows:

	Thousand Shares			End of Year	
Purpose	Beginning of Year	Increase	Decrease	Thousand Shares	Amount
1. Shares acquired for transfer to employees	36	-	36	-	$ -
2. Shares acquired and held by subsidiaries	86,237	3,018	-	89,255	1,176,189
	86,273	3,018	36	89,255	$1,176,189

1. Transfer to employees

The Corporation acquired its common stock for transfer to employees. In January 2003, the Corporation transferred 149,964 thousand shares to employees, resulting in a decrease in capital surplus of $82,614 and retained earnings of $14,863. The Corporation will transfer the remaining 36 thousand shares to employees in 2004.

2. Shares acquired and held by subsidiaries

As of January 1, 2004, the Corporation's shares acquired and held by subsidiaries were accounted for as treasury stocks (recorded as long-term or short-term investments by investees) totalling 86,237 thousand shares. The Corporation anticipates that such shares will be increased by 3,018 thousand shares due to the Corporation's capitalization of retained earnings and such shares are not expected to be sold in 2004. The market value for shares held by subsidiaries is expected to be about $2.6 billion as of December 31, 2004.

E. UPDATED FORECASTED QUARTERLY OPERATING RESULTS FOR 2004

	Actual	Updated Forecasted			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Revenues	$ 35,560,612	$ 40,785,444	$ 42,216,645	$ 41,436,456	$ 159,999,157
Cost of revenues	23,279,883	24,987,472	25,562,982	24,399,498	98,229,835
Gross profit	$ 12,280,729	$ 15,797,972	$ 16,653,663	$ 17,036,958	$ 61,769,322
Gross profit ratios	35%	39%	39%	41%	39%
Income before income tax	$ 12,622,362	$ 15,444,880	$ 15,809,851	$ 15,622,907	$ 59,500,000

F. SENSITIVE ANALYSIS OF THE UPDATED FORECASTED FINANCIAL STATEMENTS FOR 2004 (JUNE TO DECEMBER)

a. Changes in foreign exchange rate

Updated forecasted exchange rate of New Taiwan dollars against U.S. dollars: US$1=NT$34

Amounts expected to be affected by the change in exchange rate:

Revenues (export sales)	US$ 672,960,853
Costs of imported raw materials and supplies	(916,073,582)
Other operating expenses	(2,785,524)
	(US$ 245,898,253)

Effect of fluctuations on exchange rate:

Appreciation (Depreciation) of New Taiwan Dollars	**Increase (Decrease) in Income Before Income Tax**
1%	$ 83,605
(1%)	(83,605)

b. Updated changes in unit selling price

Estimated average unit price for 2004 (June to December): $ 16.658 per ton

Estimated sales quantities for 2004 (June to December): 5,705,224 tons

Effect of changes in unit selling price:

Increase (Decrease) in Unit Selling Price	**Increase (Decrease) in Revenues**
1%	$ 950,376
(1%)	(950,376)

c. Updated changes in sales quantities:

Estimated average gross profit for 2004 (June to December): $6.729 per ton

Effect of changes in sales quantities:

Increase (Decrease) in Sales Quantities	**Increase (Decrease) in Gross Profits**
1%	$ 383,905
(1%)	(383,905)

d. Updated changes in cost of raw materials:

Estimated cost of raw materials for 2004 (June to December): $34,758,074

Effect of changes in cost of raw materials:

Increase (Decrease) in Cost of Raw Materials	**Increase (Decrease) in Cost of Revenues**
1%	$347,581
(1%)	(347,581)

G. ACHIEVEMENT OF 2003 UPDATED FORECAST

	Actual	Forecast		Achievement on Updated Forecast
		Original	Updated	(%)
Revenues	$ 129,702,797	$ 113,365,588	$ 128,562,818	101
Cost of revenues	83,704,247	73,000,152	82,627,853	101
Gross profit	45,998,550	40,365,436	45,934,965	100
Unrealized gain on intercompany transaction	2,826	-	-	-
Realized Gross Profit	45,995,724	40,365,436	45,934,965	
Operating expense	5,287,521	4,832,049	5,148,000	103
Income from operations	40,708,203	35,533,387	40,786,965	100
Non-operating income	6,889,258	3,290,927	6,197,235	111
Non-operating expenses	2,490,572	2,284,314	1,984,200	126
Income before income tax	45,106,889	36,540,000	45,000,000	100
Income tax	8,127,675	7,364,000	8,731,089	93
Net income	$ 36,979,214	$ 29,176,000	$ 36,268,911	102
Basic EPS				
Before tax	$ 4.81	$ 3.88	$ 4.80	100
After tax	3.94	3.10	3.87	102

The 2003 original forecasted financial statements was published on December 10, 2002. Due to the changes in assumptions and circumstances, the 2003 forecasted financial statements were updated on October 30, 2003.

Reason and impact:

a. Reason

The changes in the basic assumptions for the revenues, cost of revenues and non-operating income are mainly resulting from the rising in the demand of international steel market, the increase in product prices and quantities and the increase in investment income recognized under equity method. .

b. Impact amount

The gross profit and income before income tax increased by 5,569,529 (14%) and 8,460,000 (23%), respectively.

H. ACHIEVEMENT OF 2004 UPDATED FORECAST AS OF MARCH 31, 2004

	Three Months Ended March 31, 2004 (Reviewed)	2004 Updated Forecast	Achievement (%)
Revenues	$ 35,560,612	$ 159,999,157	22
Cost of revenues	23,279,883	98,229,835	24
Gross profit	12,280,729	61,769,322	20
Operating expense	1,280,712	5,829,622	22
Income from operations	11,000,017	55,939,700	20
Non-operating income	2,054,956	6,668,356	31
Non-operating expenses	432,611	3,108,056	14
Income before income tax	12,622,362	59,500,000	21
Tax	2,563,675	13,056,021	20
Net income	$ 10,058,687	$ 46,443,979	22
Basic EPS			
Before Tax	$ 1.35	$ 6.07	22
After Tax	1.07	4.74	23